12/16/08

Mr. Terrence O’Brien
Accounting Staff Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:  Freedom Environmental Services, Inc., Item 4.02 form 8K File No. 0-53388

Dear Mr. O’Brien,

The purpose of this correspondence is to inform you the Freedom Environmental Services, Inc. has filed amendments  to both the Form 8k and Form 10Q which are the subject of the Commission’s comment letter of December 3, 2008.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that these amended filings adequately addressed your comments.  Please contact me if you have any questions.

Sincerely,

Michael S. Borish
CEO